Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-282431

April 10, 2025

PRICING TERM SHEET

Dated April 10, 2025

$750,000,000 5.350% NOTES DUE 2030

This pricing term sheet (the “Pricing Term Sheet”) relates only to the securities described below and should be read together with Keysight Technologies, Inc.’s preliminary prospectus supplement dated April 10, 2025 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated October 1, 2024 and the documents incorporated and deemed to be incorporated by reference therein. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Keysight Technologies, Inc.

Title of Securities:	5.350% Notes due 2030 (the “Notes”)

Principal Amount:	$750,000,000

Maturity Date:	July 30, 2030

Coupon:	5.350%

Interest Payment Dates:	January 30 and July 30, commencing on January 30, 2026

Price to Public:	99.760%

Gross Proceeds to Keysight:	$748,200,000

Yield to Maturity:	5.396%

Spread to Benchmark Treasury:	+140 basis points

Benchmark Treasury:	4.000% UST due March 31, 2030

Benchmark Treasury Price and Yield:	100-00+ / 3.996%

Optional Redemption:	Prior to June 30, 2030 (the date that is one month prior to maturity) (the “Par Call Date”), the Notes may be redeemed at the greater of (1) make-whole at T+25 basis points and (2) 100% of the principal amount being redeemed, plus in either case accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, the Notes may be redeemed at 100% of the principal amount being redeemed, plus accrued and unpaid interest thereon to the redemption date.

Change of Control Repurchase Event:	Puttable at 101% of the principal amount plus accrued and unpaid interest thereon, if any, to but not including the date of repurchase.

Trade Date:	April 10, 2025

Settlement Date (T+5):*	April 17, 2025

CUSIP/ISIN Numbers:	49338L AH6 / US49338LAH69

Denominations:	$2,000 x $1,000

Ratings (Moody’s/S&P/Fitch):**	Baa1 / BBB / BBB+

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. BofA Securities, Inc. Barclays Capital Inc. J.P. Morgan Securities LLC

*

Note: It is expected that the delivery of the Notes will be made against payment therefor on or about April 17, 2025, which is the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day immediately preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any trade to prevent a failed settlement and should consult their own adviser.

**

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each of the expected security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or BofA Securities, Inc. toll-free at 1-800-294-1322.

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